August 18, 2017

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[***]” IN THE LETTER FILED VIA EDGAR.

VIA EDGAR AND OVERNIGHT COURIER

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ivan Griswold, Staff Attorney
Stephen Krikorian, Accounting Branch Chief
Morgan Youngwood, Staff Accountant

Re:	Fitbit, Inc. Form 10-K for the Fiscal Year Ended December 31, 2016 Form 10-Q for the Quarterly Period Ended April 1, 2017 Response dated May 12, 2017 File No. 001-37444
Ladies and Gentlemen:
We are submitting this letter on behalf of Fitbit, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on July 24, 2017 that relate to the Company’s Form 10-K for the fiscal year ended December 31, 2016 (File No. 001‑37444) filed with the Commission on March 1, 2017 (the “Form 10-K”) and the Company’s Form 10-Q for the quarterly period ended April 1, 2017 (File No. 001-3744) filed with the Commission on May 5, 2017 (the “Form 10-Q”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
Form 10-K for the Fiscal Year Ended December 31, 2016
Registered Device Users, page 40

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

1.
In response to prior comments 2 and 3 you undertake to clarify the impact on the active user metric of transfers between users and users who return devices. As your registered device user metric is presented on a cumulative basis, advise whether under this methodology one device could be counted multiple times.

The Company respectfully advises the Staff that it intends to cease inclusion of the registered device user (“RDU”)1 metric in future filings. The Company’s determination to cease inclusion of this metric is based on its determination that, while the metric was initially presented to provide insight into the total number of Fitbit users that have used a device with his or her Fitbit account or subscribed for a premium service, the value of that metric has become less relevant over time as the Company has matured since its inception in 2007. Instead, the Company believes it is more relevant to provide information about the size of its engaged user community. Accordingly, the Company will continue to present its active user metric on an annual basis. In addition, in future quarterly filings, the Company intends to present a product activation metric relating to the percentage of activations from prior users.
The Company advises the Staff that it was possible to have multiple RDUs associated with a single device at different points in time. This could have happened, for example, with users who acquired a device directly from another user. In such a case, both the prior owner and new owner would have been counted as a RDU. However, the user was counted only once on the first day of becoming a RDU, irrespective of the number of devices such user owned or could have owned in the future. As such, even though a single device may have multiple users associated with it, a particular user would never have been counted more than once in the cumulative RDU count.

To the extent the Company elects to disclose the RDU metric in the future, it will clarify that the metric does not count cumulative devices sold, but rather the cumulative number of users who have ever met the definition of a RDU.

2.
Your disclosure states that you “believe that the registered device user metric is an indicator of the potential size and growth of [y]our paid user community but is not necessarily an indicator of the actual size and future growth of [y]our paid user community.” To the extent that a prior user of a device continues to be included in this count, please tell us how counting such a user provides an indication of the potential size or growth of your paid user community. That is, explain why this metric represents your potential paid user community when some of the users may not have used your device for an extended period of time.

_______________________________
1The Company previously counted a user as a RDU on the first day the user: (a) became a paid subscriber of Fitbit Premium, (b) became a paid subscriber to FitStar or (c) used a health and fitness tracker or Aria scale with his or her Fitbit account.

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-01

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

The Company advises the Staff that the RDU count included prior users of a device, including those users who may no longer have been active users.  The Company’s characterization of its RDUs as “potential paid users” was based on the Company’s view of its RDUs as individuals with prior familiarity with the Company and its products and services. As the market for wearable devices evolves and new products and services are introduced, the Company believed that its RDUs could be more receptive to new offerings as these individuals either use or have previously used the Company’s products and services. As such, the Company believed that its RDUs represented a potential group of users of future Company products or services.

3.
Your response to prior comment 4 provides proposed disclosures to address certain trends within your metrics. Tell us whether discussing the differences between the three metrics highlight the relevance and limitations of these metrics. For example, discuss the percentage of active users that purchased a device in the current year. As another example, explain why more than 50% of registered device users are not active users, as such a presentation may enable readers to understand the potential size of your engaged user community by identifying those registered device users that are deemed inactive for a certain period of time (e.g., have not walked 100 steps in the last twelve months).

The Company respectfully acknowledges the Staff’s comment and, as discussed in the Company’s response to Comment 1, the Company has determined to cease the inclusion of the RDU metric in future filings. The Company further advises the Staff that to the extent the Company discloses any other key business metrics, the Company will clearly describe the calculation methodology of those metrics and any differences between those metrics.

4.
You state that this metric provides an indication of the size of your “paid user community.” Please clarify the definition of a paid user and tell us whether the methodology used to count such users excludes users that have downloaded non-paying applications. In order to provide a balanced discussion of your paid user community consider disclosing the number of paid users for each period presented.

As discussed in the Company’s response to Comment 1, the Company has determined to cease the inclusion of the RDU metric in future filings. However, the Company advises the Staff that, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, the number of RDUs excluded users who have only downloaded the Company’s mobile apps without pairing a health and fitness tracker or Aria scale and users who have only downloaded free versions of FitStar but are not subscribers to its paid premium offerings. Accordingly, this metric did not include users that only downloaded non-paying applications. Therefore, the Company historically viewed its RDU metric synonymously with its “paid user community” (i.e., its RDUs were those users that (a) became a paid subscriber of Fitbit Premium, (b) became a paid subscriber to FitStar or (c) used a health and fitness tracker or Aria scale with his or her Fitbit account).

Critical Accounting Policies and Estimates, page 52

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-03

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

5.
We note from your response to prior comment 6 that your estimates and assumptions used to reserve for rights of return, stock rotation rights, and price protection have been accurate in all material respects. You state in your response that your actual returns were 91% accurate during fiscal 2016. Provide us with an analysis that compares your estimated reserves to actual open box returns and stock rotation rights on a product-specific basis for each quarterly period during the fiscal year ending 2016. That is, explain whether your quarterly estimates represent reasonable estimates of returns.

The Company respectfully acknowledges the Staff’s comment and advises that as requested, the Company is concurrently providing a quarterly analysis of its reserves for open box returns and stock rotation rights by product families for fiscal 2016 supplementally.

The Company performs a retrospective review of its reserves every quarter and revises its future estimates based on the results of such reviews. Return rates used in computing reserves for each of the quarters in fiscal 2016 were calculated based on the historical returns experiences. No individual quarter’s reserve estimate varied by more than $[***] of what actual returns were related to the respective period. Therefore, the Company concluded that the quarterly estimates represented a reasonable estimate of returns.

Consolidated Financial Statements
Note 1. Business Overview and Basis of Presentation
Non-Monetary Transaction, page 66

6.
We note that you entered into an agreement with a third party during fiscal 2016 to exchange inventory for advertising credits and cash. Please explain the nature of the transaction in greater detail and clarify why the advertising credits are expected to be used over three years. We refer you to ASC 845-10-50.

The Company respectfully advises the Staff that it entered into an agreement during fiscal 2016 with an unrelated third-party global media agency whereby the third-party purchased products from the Company in exchange for cash and advertising credits with the third-party. The agreement was amended in July 2017 to extend the term of the agreement from three to four years. The advertising credits may be used for the purchase of media or production of media content for print, digital, radio, and television. For spend in the United States (“US”), the Company is limited to utilizing 15% in advertising credits, with the remaining 85% to be paid in cash to the third-party. For spend outside the United States (“non-US”), the Company is limited to utilizing 10% in advertising credits, with the remaining 90% to be paid in cash to the third-party.

The Company recorded $15.0 million of revenue during fiscal 2016 related to the transaction. The value of the advertising credits was $13.0 million, and the third-party also paid cash of $2.0 million. In accordance with ASC 845, the revenue recorded of $15.0 million was supported by the fair value of the products surrendered to obtain the advertising credits by the Company. The fair value of products exchanged was based on the number of units exchanged multiplied by the product’s average selling price per unit during the quarterly period ended October 1, 2016, the period in which the exchange

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-04

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

occurred. The Company recorded the associated cost of goods sold of $7.0 million for the fiscal year ended December 31, 2016. The advertising credits of $13.0 million were recorded as prepaid expenses and other current assets, and other assets for the fiscal year ended December 31, 2016. As the advertising credits are utilized, prepaid expenses and other assets will be reduced and advertising expense will be recorded.

The Company intends to utilize the advertising credits in connection with the purchase of various advertising space and production of media content over the contractually agreed upon four year period from the agreement’s effective date. In order to utilize the advertising credits, the Company would be required to spend between $87 million and $130 million (depending on the mix of spend between the US and non-US) through the third-party. The Company has historically incurred advertising costs greater than this level of spend, e.g. advertising costs were $316.8 million and $237.0 million in 2016 and 2015, respectively.

The Company’s utilization of these credits during the first half of 2017 was $0.3 million because of the advertising commitments the Company had previously made to other vendors prior to entering into this arrangement. The Company has started migrating its advertising relationships from other vendors to this vendor and as a result expects to fully utilize these credits during the contractual term. Utilization of these credits is projected to accelerate in Q4 2017.

The below reflects additional disclosures in bold included in the Company’s Form 10-Q for the quarter ended July 1, 2017:

“The Company entered into an agreement with a third party during 2016 to exchange inventory for advertising credits and cash. The Company recorded the transaction based on the estimated fair value of the products exchanged. For the year ended December 31, 2016, the Company recorded $15.0 million of revenue and $7.0 million of associated cost of goods sold upon exchange of the products for advertising credits of $13.0 million and cash of $2.0 million. The $13.0 million of unused advertising credits remaining as of December 31, 2016 were recorded in prepaid expenses and other current assets, and other assets. Such credits are expected to be used over the contractual period of four years, and will be expensed as advertising services are received. During the three and six months ended July 1, 2017, $0.2 million and $0.3 million of credits were utilized, respectively. The Company’s prepaid and other assets related to unused advertising credits as of July 1, 2017 and December 31, 2016 is $12.7 million and $13.0 million, respectively.”

Note 2. Significant Accounting Policies
Rights of Return, Stock Rotation Rights, and Price Protection, page 79

7.
We note your response to prior comment 7. Please clarify why an updated analysis that explains how you considered each of the factors outlined in ASC 605-15-25-3 and SAB Topic 13(A)(4)(b) is not necessary considering that market conditions during fiscal 2016 and 2017 appear to be different than during fiscal 2015 due to an increase in competition and the introduction of new products (e.g., especially in the fourth quarter of 2016). In addition, tell us whether you believe any portion of your slower collections in the fourth quarter of fiscal 2016 is

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-05

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

attributable to excess levels of inventory in the distribution channel or the distribution channel customer waiting to pay due to the potential for open box returns.
The Company respectfully notes that its prior response did not intend to imply that it was not necessary to update its consideration of the factors outlined in ASC 605-15-25-3 and SAB Topic 13(A)(4)(b), but rather these analyses have not resulted in a change in the Company’s conclusion that it continues to have the ability to reasonably estimate returns. The Company updates its analysis of such factors on a quarterly basis and has considered new market conditions during fiscal 2016 and 2017 in those analyses. The Company provides the analyses below.
The Company advises the Staff that it regularly considers each of the indicators of factors outlined in ASC 605-15-25-3. The Company believes that there are no factors present that would impair the Company’s ability to make a reasonable estimate as:

(a)
The susceptibility of the product to significant external factors, such as technological obsolescence or changes in demand: The Company believes the susceptibility of the products to significant external factors, such as the risk of technological obsolescence or changes in demand are normal and consistent with the risks faced by other consumer technological products. The Company operates in the wearable device market wherein the product lifecycles have been stable as is evidenced by lifecycles of its products and those of its competitors. The Company’s products have typically experienced product life cycles of three to five years. For example, the Fitbit Flex was introduced in 2013 and Fitbit Charge HR was introduced in 2015, neither of which are obsolete. Similarly, the Apple Watch was introduced in September 2014 and has not become obsolete.

To date, none of the products introduced by the Company’s competitors have resulted in technological obsolescence of its products. While the Company’s products experienced a significant decline in demand in the holiday season of 2016, the Company does not believe that the decline was the result of any technological obsolescence from introduction of a technologically superior product by a competitor.
The Company introduced 4 new products during 2016, which included Fitbit Alta, Fitbit Blaze, Fitbit Charge 2, and Fitbit Flex 2. New products introduced by competitors have not been technologically superior to the Company’s products, nor have they made the Company’s products obsolete. Generally, competitors’ products offer similar features and functionality to the Company’s products, such as the ability to track steps, calories burned, distance travelled, provide smart notifications, GPS tracking, and monitor heart-rate.
The Company also believes that the fluctuation in consumer demand for its products experienced by it in the fourth quarter of 2016 was not the result of any market issue indicative of on-going volatile fluctuations in demand for its products or wearable devices. The industry reports reviewed by the Company and feedback received from its resellers and distributors on its products have not indicated or forecasted volatile fluctuations in consumer demand for its products.

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-06

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

(b)
Relatively long periods in which a particular product may be returned: The Company has not experienced long periods for the return of its products. The Company grants very limited rights of returns for its products. Customers who purchase products from fitbit.com are entitled to a 45-day return policy. The Company’s retailers and distributors are generally allowed to return only open box products, i.e. products returned by consumers. Retailers generally allow their customers to return their products in a short period of time, generally 15-30 days from the date of purchase, and return products to the Company shortly after receipt from customers. Additionally, the Company also allows selected distributors stock rotation rights that range up to 25% of the preceding 90 days sales. The Company believes its return policies are consistent with or more restrictive than those offered by its peers.

(c)
Absence of historical experience with similar types of sales of similar products, or inability to apply such experience because of changing circumstances, for example, changes in the selling entity’s marketing policies or relationships with its customers: The Company has historical experience with a stable product offering to customers, whether directly to end users, retailers or through established distribution channels. The Company sold a limited number of products (e.g., 11 devices during fiscal 2016). All of the Company’s products are connected health devices with similar features and functionality, such as the ability to track steps, calories burned, and distance travelled. As a result, the Company’s trackers generally exhibit similar returns patterns. The Company has sold large volumes of its products through these channels since 2012. During 2016, approximately 95% of the Company’s revenues from distributors and retailers were generated through existing customers.

The Company believes it has established sufficient history of actual returns from a well-established customer base by which to estimate future returns. The Company sells to approximately 50 retailers and distributors. The Company’s five largest retailers and distributors, which represented 53% of total 2016 revenue, have been customers for over five years. These five customers accounted for 55% of total revenues in 2015. During 2016, the Company added only six new retailers and distributors, which represented 5% of total 2016 revenues.
The Company has not undergone any significant change in its marketing policies, its customer base or its relationships with its customers, which would impair its ability to make reasonable estimates of customer returns.

(d)
Absence of a large volume of relatively homogeneous transactions: The Company has a large volume of homogeneous transactions that are analysed for historical returns. The Company has sold products in large volumes of homogeneous transactions over a period of five years. The products are similar in functionality and price. As noted previously, the Company sold a limited number of products (e.g., 11 fitness devices during fiscal 2016) and all of its devices, are connected health devices with similar features and functionality (e.g., ability to track steps, calories burned, and distance travelled).

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-07

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

The Company has reviewed the factors in SAB Topic 13.A.4.b, and believes that there are no additional factors that would preclude it from making reasonable estimates:

(a)
Significant increases in or excess levels of inventory in a distribution channel (sometimes referred to as “channel stuffing”): The Company considers and monitors levels of inventory in distribution channels. The growth in channel inventory experienced during the fourth quarter of 2016 was primarily due to a decline in sell-through that was not previously anticipated or experienced. The fourth quarter has historically been the highest sales quarter for the Company and the consumer products industry in general. The growth of channel inventory was not a result of any deliberate actions taken by the Company to grow its channel inventory. For example, the Company did not offer any price reductions, extended payment terms or engaged new customers to deliberately grow its channel inventory. Rather, the Company reduced its shipments to its customers in the fourth quarter of 2016, once it became clear that the consumers were not buying the Company’s products at the levels they had historically purchased during the prior holiday seasons. This resulted in the Company missing its net revenue estimates for the quarter ended December 31, 2016 by approximately $160 million.

Given its long operating history, a stable customer base and no significant changes in its sales and marketing policies and business practices, the Company does not believe that the higher levels of channel inventory for its products at the end of 2016 fundamentally impaired its ability to make reasonable estimates of returns. The Company regularly performs retrospective reviews of its key estimates and revises its estimates of future returns based on such analysis. The Company also considers the level of its channel inventories and its strategies to lower its channel inventory in estimating its reserves for sales returns. The Company estimated its reserves for returns considering these factors at the end of 2016.

(b)
Lack of “visibility” into or the inability to determine or observe the levels of inventory in a distribution channel and the current level of sales to end users: The Company has visibility on the level of sales and inventory in distribution channels and obtains information on customers’ sales to consumers for the vast majority of its distributors. As noted earlier, as a result of this visibility, the Company curtailed its shipments to its customers in the fourth quarter of 2016 significantly below its previous estimates.

(c)
The significance of a particular distributor to the registrant’s (or a reporting segment’s) business, sales and marketing: The Company sells to a variety of large reputable retailers and distributors with whom the Company has sufficient history. The Company has three customers that accounted for 10% or more of revenue in 2016. Wynit Distribution, Amazon.com, and Best Buy accounted for approximately 14%, 14%, and 10% of the Company’s revenues for 2016, respectively. The same customers accounted for 15%, 14% and 14% of the Company’s revenues for 2015. The Company’s reserves and related returns have remained consistent for these customers. The Company’s largest retailers and distributors have been customers for over five years, and the Company believes it has sufficient history of returns from these customers.

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-08

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

(d)
The newness of a product: The Company did not introduce a new product category in 2016. The Company’s new products in 2016 comprised only the refreshing of certain existing products. The refresh did not change the core characteristics, features, or functionality of the products. The Company reiterates that all of its devices are connected health devices with similar features and functionality, e.g. ability to track steps, calories burned, and distance travelled. As a result, the return experience of its products does not change when it refreshes the products. Therefore, the Company believes the use of historical trends of previously released products to record reserves for newer products is appropriate, as they are similar in nature.

The Company advises the Staff that it does not believe that slower collections in the fourth quarter of fiscal 2016 was due to the buildup of inventory in the distribution channel. The Company has a long history of collecting receivables from its customers, including distributors. The Company’s customers generally pay irrespective of the level and timing of open box returns. In prior periods, timely payments by customers were driven by the demand for additional orders to be filled. The Company limits product shipments to approved credit limits, and customer orders need to be below the approved thresholds to be fulfilled. The stronger demand in prior periods drove faster collections which resulted in the DSOs in those prior periods being lower than in the fourth quarter of 2016.
Long-Term Incentive Compensation, page 35

8.
You state that in determining equity awards, among other factors, you consider the factors described in “Governance of Executive Compensation Program—Role of the Compensation Committee.” However, you do not identify the specific factors considered for these equity awards, and explain how these factors are translated into compensation determinations. In future filings, please expand your discussion to provide individualized discussions of equity awards. Refer to Item 402(b)(1)(iv)-(v) of Regulation S-K.

The Company acknowledges the Staff’s comment and submits to the Staff that it will expand its discussion in future filings to provide individualized discussions of equity awards.
Form 10-Q for the Quarterly Period Ended April 1, 2017
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Operating Results, page 28

9.
We note that the decrease in your average selling price of devices was primarily driven by sales rebates allowances intended to reduce excess channel inventories. Please quantify the amount of your rebate allowances on a product-specific basis during the quarterly period ended April 1, 2017 that relates to devices sold in the prior period. In addition, clarify whether the channel inventory sold in the prior period depressed sales in this period. In this regard, expand upon your statement that you will “continue efforts to reduce channel inventory.” Tell us whether this excess channel inventory represents devices sold in the 4th Quarter of 2016.

The Company respectfully advises the Staff that it has no contractual obligations, either explicit or implicit, to provide rebates to its customers.

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-09

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

The Company provides discretionary rebates to customers during promotion periods. The promotion periods are planned by the Company after considering major holidays and other promotional activities. The rebates are in the form of reduced prices offered by the resellers during the promotion periods. The Company authorizes the customer the amount of rebate per unit by product type (as a price reduction to the consumer) and the number of units they can offer to consumers at that reduced price. As a result, the total rebate amount approved is fixed at the time it is authorized. The resellers have to obtain the Company’s approval if they want to extend the promotion period or the number of units sold at the reduced prices during the promotion periods and the Company has complete discretion whether or not to approve such requests. As a result, the maximum cost of the rebate is within the Company’s control at all times. The Company accounts for these rebates in accordance with ASC 605-50-25-3. The liability for these rebates is accrued at the later of the date of related revenues recognized or the date at which the rebate is offered to customers.
In response to lower consumer demand for certain products ([***]), the Company discretionarily extended the promotion periods and authorized additional units for rebate for these products, which resulted in recording additional rebates of approximately $[***] ($[***] for [***] and $[***] for [***]) in the quarter ended April 1, 2017 for the inventory sold in 2016.
Additionally, the consumer response to promotions and resulting demand for certain products ([***]) was much higher than the historical levels during the quarter ended April 1, 2017. Therefore, the Company elected to authorize additional units of these fast moving products for rebate during the previously agreed promotion periods, resulting in an additional charge of $[***] ($[***] for [***] and $[***] for [***]).
Consistent with ASC 605-50-25-3, the Company recorded the liability of $[***] ($[***] for the slow moving and $[***] for fast moving products) for these additional rebates as a reduction of revenue in the quarter ended April 1, 2017.
The Company’s customers purchase the Company’s products based on their expected sell-through of those products. Historically, the fourth quarter is the strongest quarter for the Company’s products and as a result, the sell-in of the Company’s products related to the orders from its customers are higher in that quarter. However, as noted in the Company’s response to comment 7, during the fourth quarter of 2016, sell-through of the Company’s products was lower than the expectations and estimates of the Company and its distributors and retailers. As a result, at December 31, 2016, the Company’s customers were carrying inventories of the Company’s products at a higher level than normal. Consequently, the Company and its customers agreed to reduce the level of their purchases of the Company’s products in the first half of 2017 to allow the channel inventory of the Company’s products to return to normal levels. As noted in the Company’s filings, these phenomena resulted in revenue recognized for the Company’s products declining in the first half of 2017 to comparable periods in 2016. The Company has been very transparent in its disclosures on this issue and its revenue guidance for 2017 has been consistent with this plan.
As a result of the Company’s efforts to reduce its channel inventory, the channel inventory levels for certain products returned to normal levels at April 1, 2017 (i.e. December 31, 2016 channel inventory had fully sold through). However, for other products, the channel inventory, while significantly lower than December 31, 2016 levels, had not returned to normal levels as of April 1, 2017. Hence, the Company

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-010

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

disclosed in its Form 10-Q for the quarter ended April 1, 2017, that it will continue to reduce channel inventory (i.e., the sell-through of certain of the Company’s products will exceed the sell-in (purchases) of the Company’s products by its customers during the quarter ended July 1, 2017). The Company referred to this phenomenon in the comment “continue efforts to reduce channel inventory.” In future quarters, the Company will further expand its disclosures on this issue to more clearly explain this phenomenon.

10.
Please clarify your disclosures that indicate revenue from new product introductions and associated accessories were $250.1 million, or 84% of revenue in the three months ended April 1, 2017. In this respect, it is unclear whether the new product introductions referenced in your disclosures only include Fitbit Alta HR.

The Company respectfully acknowledges the Staff’s comment and advises that it will provide disclosures in future filings to clarify revenue from new product introductions and associated accessories. For any given period, revenue from new product introductions and associated accessories is revenue from products and associated accessories first shipped within the prior 12 months as of the period end date. Revenue from new product introductions and associated accessories of $250.1 million in the three months ended April 1, 2017 is derived from revenue from products first shipped after April 1, 2016. This includes revenue from Fitbit Charge 2, Fitbit Flex 2, and Fitbit Alta HR, and associated accessories.
The below reflects additional disclosures included in the Company’s Form 10-Q for the quarter ended July 1, 2017:
“Revenue from new product introductions (“NPI”), defined as new products shipped in the past 12 months as of July 1, 2017, decreased by 9% to $286.5 million, or 81% of revenue, in the three months ended July 1, 2017, compared to the same period in the prior fiscal year. NPI revenue for the quarter ended July 1, 2017 included Fitbit Alta HR, Fitbit Charge 2, and Fitbit Flex 2. NPI revenue for the quarter ended July 2, 2016 included Fitbit Blaze, and Fitbit Alta.”
* * * * * * *

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-011

United States Securities and Exchange Commission
Division of Corporation Finance
August 18, 2017

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631, or, in my absence, Ran D. Ben-Tzur at (650) 335-7613.

Sincerely,
/s/ Jeffrey R. Vetter
Jeffrey R. Vetter

cc:
James Park, President, Chief Executive Officer, and Chairman
William Zerella, Chief Financial Officer
Andy Missan, Executive Vice President and General Counsel
Fitbit, Inc.
Cynthia C. Hess, Esq.
Ran D. Ben-Tzur, Esq.
Fenwick & West LLP

CONFIDENTIAL TREATMENT REQUESTED BY FITBIT, INC.
FITBIT-012